VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

May 15, 2023

VIA EDGAR

Mr. Alberto H. Zapata

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Voya Mutual Funds (the "Registrant")
(File No. 811-07428)

Dear Mr. Zapata:

This letter responds to comments provided by telephone on April 19, 2023, by the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") with respect to Post-Effective Amendment No. 229 (the "Amendment") under the Investment Company Act of 1940, as amended (the "1940 Act"), to the Registrant's Registration Statement on Form N-1A (the "Registration Statement"). This Amendment was filed with the SEC, via the EDGAR system, on February 27, 2023.

Our summary of the comments and our responses thereto are provided below. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

GENERAL

1.Comment: The Staff requested an update regarding the liquidation process for Voya Russia Fund, a series of the Registrant (the "Fund") including if there is an estimated date for deregistration.

Response: The Fund currently holds cash along with investments in a number of Russian equity securities and depositary receipts relating to Russian equity securities, each of which is assigned a fair value of $0. The Plan of Liquidation and Dissolution of Series (the "Plan of Liquidation") provides that the Fund will be terminated as soon as practicable after all securities held by the Fund are sold and the proceeds of those sales are distributed or after all securities owned by the Fund at the time cease, by governmental or other action, to represent valid legal interests of the Fund in their issuers, or, if earlier, on a date determined by the Board of the Registrant upon recommendation of the Fund's investment adviser, but in no case earlier than December 31, 2023. It is expected that the Fund will remain in existence at least until December 31, 2023.

2.Comment: The Staff requested that the Registrant include a cross-reference and hyperlink to the Plan of Liquidation for the Fund to the extent it is available on the EDGAR system.

Response: The Registrant does not currently anticipate filing a new amendment to its Registration Statement with respect to the Fund. If such an amendment is filed, the Registrant will include a cross- reference to the Fund's application for an order of the SEC pursuant to Section 22(e) of the 1940 Act (which includes a copy of the Plan of Liquidation) as filed with the SEC, via the EDGAR system, on May 4, 2022:

https://www.sec.gov/Archives/edgar/data/895430/000168386322004626/f12458d1.htm

Mr. Alberto H. Zapata, Esq.

U.S. Securities and Exchange Commission

May 15, 2023

Page | 2

3.Comment: Please confirm that there are market quotations for the Fund's non-cash holdings.

Response: The Registrant notes that there are not market quotations for all the Fund's non-cash holdings. While some of the Fund's non-cash holdings do have market quotations, U.S. shareholders (including the Fund) are prohibited from trading those securities on Russian exchanges. Accordingly,

Voya Investments, LLC (the Fund's investment adviser and the "valuation designee" pursuant to Rule 2a-5 under the 1940 Act) has determined to assign a fair value of $0 for all of the Fund's non-cash holdings.

** * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact Anna Jagiello at (480) 477- 2309 or the undersigned at (212) 309-6566.

Regards,

/s/ Nicholas C.D. Ward Nicholas C.D. Ward Counsel

Voya Investment Management

cc:Huey P. Falgout, Jr., Esq. Voya Investments, LLC

Elizabeth J. Reza, Esq.

Ropes & Gray LLP

Jessica Reece, Esq.

Ropes & Gray LLP

Jeremy Smith, Esq.

Ropes & Gray LLP